Exhibit 99.7

CONSENT OF RYDER SCOTT COMPANY L.P.

February 24, 2011

We hereby consent to the use of and reference to Ryder Scott Company L.P., and the information derived from our reports evaluating certain oil and gas properties of Nexen Inc. (the “Corporation”) located in the United States Gulf of Mexico, contained in the sections entitled “Reserves, Production and Related Information” and “Interests of Experts” in the Annual Information Form of the Corporation dated February 16, 2011, which is included in the Corporation’s Annual Report on Form 40-F for the year ended December 31, 2010 (the “Form 40-F”), as described or incorporated by reference in: (i) the Form 40-F; (ii) the Corporation’s Registration Statements on Form S-8 (File Nos. 333-119276, 333-118019 and 333-13574, (iii) the Corporation’s Registration Statements on Form F-3 (File Nos. 333-142670, 333-142652 and 333-84786, and (iv) the Corporation’s Registration Statement on Form F-10 (File No. 333-159551), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as applicable.

/s/ Ryder Scott Company L.P.

RYDER SCOTT COMPANY L.P.
TBPE Firm Registration No. F-1580